Athanasios (“Thanos”) Feidakis was appointed to our board of directors on July 1, 2013 as a Class II director to fill a vacancy in our board of directors.  He will serve until the next election of Class II directors, which will take place at the annual general meeting of shareholders in 2015. From October 2011 through June 2013 Mr. Feidakis worked for our operations and chartering  department as an operator. Prior to that and from September 2010 to May 2011, Mr. Feidakis worked for ACM, a shipbroking firm, as a S&P broker, and from October 2007 to April 2008, Mr. Feidakis worked for Clarksons, a shipbroking firm, as a chartering trainee where Mr. Feidakis worked on dry cargo commodities chartering and the sale and purchase of vessels.  From April 2011 and to the present, Mr. Feidakis has been a director of F.G. Europe S.A., a company controlled by his family, specializing in the distribution of well known brands in Greece, the Balkans, Turkey and Italy. F.G. Europe is also active in the air-conditioning and white/brown electric goods market and in power generation and mobile telephony in Greece.  From December 2008 to the present, Mr. Feidakis has been the President of Cyberonica S.A., a family owned company specializing in real estate development.  Mr. Feidakis holds a B.Sc. in Business Studies and a M.Sc. in Shipping Trade and Finance from the Cass Business School (City University London). In addition, Mr. Feidakis has professional qualifications in dry cargo chartering and operations from the Institute of Chartered Shipbrokers.